                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-51558


                                  ON2.COM INC.

                              Prospectus Supplement
                     (To Prospectus Dated December 8, 2000)

      You should read this prospectus supplement and the related prospectus and any other supplements thereto carefully before you invest. All such documents contain information you should consider when making your investment decision.

      On December 21, 2000, we issued a drawdown notice to Crossover Ventures, Inc. ("CVI") in connection with the common stock purchase agreement, dated December 1, 2000, evidencing a standby equity-based credit facility between us and CVI (the "Common Stock Purchase Agreement"). In this notice, we offered to sell up to $500,000 in the aggregate of our common stock to CVI based on the formula in the Common Stock Purchase Agreement, in two tranches. We did not specify a minimum threshold price in this notice. The first tranche began on December 22, 2000, ended on January 8, 2001 and settled on January 9, 2001. In the first tranche, CVI purchased a total of 587,693 shares of our common stock at an average purchase price of $0.425 per share, resulting in aggregate proceeds of $250,000 less the escrow fee of $750 being paid and released from escrow to us by CVI. The second tranche began on January 9, 2001, ended on January 23, 2001 and settled on January 24, 2001. In the second tranche, CVI purchased a total of 282,681 shares of our common stock at an average purchase price of $0.88 per share, resulting in aggregate proceeds of $250,000 less the escrow fee of $750 being paid and released from escrow to us by CVI.

      On January 8, 2001, we issued another drawdown notice to CVI in connection with the Common Stock Purchase Agreement. In this notice, we offered to sell up to $500,000 in the aggregate of our common stock to CVI based on the formula in the Common Stock Purchase Agreement, in two tranches. We did not specify a minimum threshold price in this notice. The first tranche began on January 8, 2001, ended on January 23, 2001 and settled on January 24, 2001. In the first tranche, CVI purchased a total of 282,680 shares of our common stock at an average purchase price of $0.88 per share, resulting in aggregate proceeds of $250,000 less the escrow fee of $750 being paid and released from escrow to us by CVI. We anticipate that the second tranche will settle around February 8, 2001.

      The attached prospectus relates to the resale of shares acquired by CVI pursuant to the common stock purchase agreement. Because CVI may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

      We expect to use the proceeds of this sale of common stock for general corporate purposes.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 25, 2001.